UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             ☒                             Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         ☐            No            ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         ☐            No            ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated November 7, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 7, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Relevant Transaction with Related Party

Sections 72 and 73 of Law 26.831 and CNV Rules (NT2013)

I am writing to you in my capacity as Chairman of Telecom Argentina S.A. (hereinafter, “Telecom Argentina” or “the Company”), to inform that the Board of Director of the Company, at a meeting held today, approved the addenda to the following agreements entered into by Cablevisión S.A. (of which Telecom Argentina is the surviving company due to its merger) and Tele Red Imagen S.A.: 1) the Agreement for distribution of the TyC Sports channel, and 2) the Agreement for the distribution of the Argentine Cup (hereinafter, jointly referred to as the “Agreements”). Given that both Agreements are paid on a basis of a monthly fee per subscriber, taking into consideration the number of Cablevisión service subscribers as of September 2019, the total amount involved in the addenda to the Agreements for a ten-year term exceeds 1% of the Company’s Shareholders’ Equity as stated in the Financial Statements approved today.

In compliance with section 72 of the Capital Markets Law No. 26,831, the opinion of the Company’s Audit Committee was required. The members of the Audit Committee unanimously determined that the transaction “can reasonably be considered adequate in line with usual and customary market terms.”

A copy of the Audit Committee report is available to the shareholders upon request at the corporate headquarters.

A letter similar to this one was sent to the Bolsa de Comercio de Buenos Aires, requesting its dissemination through its Daily Newsletter.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 7, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations